OFFER TO PURCHASE FOR CASH

                                    317 UNITS
                       of Limited Partnership Interests in

                   WILDER RICHMAN HISTORIC PROPERTIES II, L.P.
                                       by
                            EVEREST INVESTORS 14, LLC

                           at a Cash Purchase Price of
                                $13,000 per Unit


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON FRIDAY, FEBRUARY 20, 2004, UNLESS THE OFFER IS EXTENDED.


     Everest Investors 14, LLC ("Everest" or the "Purchaser"), a California limited liability company, is offering to purchase 317 Units of Wilder Richman Historic Properties II, L.P. (the "Partnership"), at a cash purchase price of $13,000 per Unit, without interest, less the amount of the Distributions (as defined below) per Unit, if any, made to the Unit Holders by the Partnership after the date of this Offer. Transfer fees, if any, will be paid by the Purchaser and will not be deducted from your proceeds. The Offer (as defined below) is subject to certain terms and conditions set forth in this Offer to Purchase, as it may be supplemented from time to time (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). This Offer is not subject to brokerage commissions and is not conditioned upon financing.

     The enclosed Letter of Transmittal may be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (blue form).
                               ------------------

                 For More Information or for Further Assistance,
                    Please Call or Contact the Purchaser at:

                           Everest Properties II, LLC
                                    (Manager)
                              155 North Lake Avenue
                                   Suite 1000
                           Pasadena, California 91101
                                 (626) 585-5920
                           (800) 611-4613 (toll free)



January 22, 2004

                                TABLE OF CONTENTS
                                                                            Page

INTRODUCTION..................................................................1

SUMMARY OF THE OFFER..........................................................1

DETAILS OF THE OFFER..........................................................3
       1.   Terms of the Offer; Expiration Date; Proration....................3
       2.   Acceptance for Payment and Payment of Purchase Price..............4
       3.   Procedure to Accept the Offer.....................................4
       4.   Determination of Validity; Rejection of Units;
            Waiver of Defects; No Obligation to Give Notice of Defects........5
       5.   Withdrawal Rights.................................................5
       6.   Extension of Tender Period; Termination; Amendment................6
       7.   Conditions of the Offer...........................................6
       8.   Backup Federal Income Tax Withholding.............................8
       9.   FIRPTA Withholding................................................8

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP................................8
       General................................................................8
       Outstanding Units......................................................8
       Trading History of the Units...........................................8
       Selected Financial and Property Related Data...........................9

DETERMINATION OF OFFER PRICE..................................................10

CERTAIN INFORMATION CONCERNING THE PURCHASER..................................10
       The Purchaser..........................................................10
       General................................................................10
       Prior Acquisitions of Units and Prior Contacts.........................11
       Source of Funds........................................................11

FUTURE PLANS OF THE PURCHASER.................................................11

EFFECTS OF THE OFFER..........................................................12
       Future Benefits of Unit Ownership......................................12
       Limitations on Resales.................................................12
       Control Over Future Voting Decisions...................................12

CERTAIN FEDERAL INCOME TAX MATTERS............................................13

CERTAIN LEGAL MATTERS.........................................................14
       General................................................................14
       State Takeover Statutes................................................14
       Fees and Expenses......................................................15
       Miscellaneous..........................................................15

SCHEDULE I - EXECUTIVE OFFICERS
APPENDIX A - PARTNERSHIP INFORMATION
APPENDIX B - PURCHASER FINANCIAL INFORMATION

                                  INTRODUCTION

     The Purchaser hereby offers to purchase 317 Units of limited partnership interests in the Partnership at a cash purchase price of $13,000 per Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer. Transfer fees, if any, will be paid by the Purchaser and will not be deducted from your proceeds.

                              SUMMARY OF THE OFFER.

     The purpose of the Offer is for the Purchaser to acquire a substantial equity interest in the Partnership for investment purposes, and to hold enough Units to prevent any sale of the Partnership's assets at a price or on terms of which the Purchaser and its affiliates do not approve.

     In considering the Offer, Unit Holders are urged to consider the following:

     o The price offered for the Units is $13,000 in CASH, less any Distributions made after the date of this Offer. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer is $1,500 per Unit (13%) more than the lower offer from MacKenzie Patterson Fuller, Inc. (the "Lower Offer"), and in our Offer no transfer fees will be deducted, like they are in the Lower Offer. The Lower Offer is for only 32 Units, and is irrevocable, while our Offer is for 317 Units and you may withdraw your Units until the Expiration Date.

     o The Offer is, effectively, $1,325 per Unit more than the maximum amount the General Partner estimated could be expected from a proposed sale of the Partnership's properties, based on the Partnership's consent solicitation dated July 1, 2003, and the subsequent distribution of approximately $1,325 per Unit of cash held by the Partnership. See "Certain Information Concerning the Partnership - Selected Financial and Property Related Data."

     o Approximately 48% of the Unit Holders approved selling the properties in 2003 at a price that would have resulted in less proceeds per Unit than our Offer, according to the General Partner.

     o The Purchaser and its affiliates would hold approximately 52% of the outstanding Units if the Offer is fully subscribed, giving them the ability to control the outcome of any vote of Unit Holders. The Purchaser will vote Units in its own interest, which may conflict with the interests or preferences of the other Unit Holders. See "Future Plans of the Purchaser" and "Effects of the Offer - Control Over Future Voting Decisions."

     o The General Partner has stated in its last Quarterly Report (Form 10-Q) that the Partnership's properties need $12 Million in capital improvements, according to the operating general partner's preliminary capital needs assessment. The substantial capital needs of the Partnership's properties, as described by the General Partner, would be likely to adversely affect the sales price obtainable for the properties and the time it will take to sell the properties, in the Purchaser's opinion. The General Partner also stated that it will establish a due diligence review process to allow interested parties to make firm proposals to purchase the properties, but the General Partner has not committed to any time frame. The General Partner has been claiming it would take such steps since at least August 2003.

     o Our Offer gives you the opportunity to receive $13,000 per Unit in CASH without waiting. The Purchaser estimates that it would take at least six months for a sale of the properties to be completed, and that the Partnership would not be liquidated until 2005 at the earliest.

     o The Units are illiquid. Partnership Spectrum, an independent third party publication that reports on trading activity for partnership interests, shows no trading activity for the Partnership's Units for over two years. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o The Purchaser is not affiliated with the Partnership or its sole general partner, Wilder Richman Historic Corporation (the "General Partner"). The General Partner may be expected to communicate its position on the Offer in the next two weeks.

     o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Units at a low price conflicts with the desire of the Unit Holders to sell their Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership's properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2004. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer allows Unit Holders the option to sell "All or None" of their Units, thereby allowing Unit Holders the option to avoid proration if more than 317 Units are tendered. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration" and "- Acceptance for Payment and Payment of Purchase Price."

     o The Offer has a "Minimum Tender Condition" whereby the Purchaser is not obligated to accept for purchase or pay for any Units unless at least 317 Units are Properly Tendered and not withdrawn and which the Purchaser is otherwise able to accept for payment and purchase. See "Details of the Offer - Conditions of the Offer."

     o Unit Holders who do not sell their Units in the Offer may have to wait to sell their Units for up to a year after the Offer is completed. See "Effects of the Offer - Limitations on Resales."

     Each Unit Holder must make his own decision, based on the Unit Holder's particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 317 validly tendered, and not withdrawn, Units in accordance with the procedures set forth in this Offer to Purchase ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 5:00 p.m., Los Angeles time, on Friday, February 20, 2004, unless the Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchaser.

     If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If more than 317 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 317 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. If transfers of Units are limited by the Partnership Agreement to a number of Units (the "Transfer Limit") less than 317 Units and the Purchaser elects to waive the Minimum Tender Condition, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 317 Units (or the Transfer Limit, if any) and the Purchaser elects to waive the Minimum Tender Condition (defined below), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See "Effects of the Offer - Limitations on Resales."

     Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If on the Expiration Date more than 317 Units (or the Transfer Limit, if any) have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will not accept for payment any Units from Unit Holders that checked the All or None Box. If more than 317 Units (or the Transfer Limit, if any) have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 317 Properly Tendered Units, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser.

     Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchaser and deducted from your proceeds. No transfer fees will be deducted. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the

Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 22, 2004. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     6. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right at any time:


     o to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

     o to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, if the Purchaser reasonably anticipates the prompt receipt of any authorization, consent, order of, or filing with, or the expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer;

     o to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension, termination or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which might, directly or indirectly, result in any of the consequences referred to in paragraph (a) above;

     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained;

     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership's properties;

     (e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action;

     (f) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership's properties for sale;

     (h) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders; or

     (i) there are less than 317 Units that are Properly Tendered and not withdrawn and that the Purchaser is able to accept for payment and purchase, after considering the number of Units for which Unit Holders checked the "All or None Box" and any limitation on the number of Units allowed to be transferred to the Purchaser pursuant to the Partnership Agreement's provisions limiting transfers that would result in 50% or more of the Units being transferred in a 12 month period (the "Minimum Tender Condition"). See "Effects of the Offer - Limitations on Resales."

     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-K filed by the Partnership with the Commission (the "Form 10-K"), which excerpts describe the business and operations of the Partnership.

     Outstanding Units. According to the Form 10-K, there were 800 Units issued and outstanding, held by approximately 733 Unit Holders, as of February 28, 2003.

     Trading History of the Units. There is no established trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Partnership Spectrum, an independent third party publication, between August 1, 2001 and September 30, 2003 (the most recent published information), there were no trades of the Partnership's limited partnership interests. Sales may be conducted which are not reported in the Partnership Spectrum and the prices of sales through other channels may differ from those reported by the Partnership Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 8% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Partnership Spectrum is accurate or complete.

     Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-K and the Quarterly Report on Form 10-Q for the period ended November 30, 2003 (the "Form 10-Q"). More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission. Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any other Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

     The General Partner filed on July 1, 2003, a definitive consent solicitation statement with the Commission ("Consent Solicitation") asking limited partners to authorize the sale of the Partnership's properties for any amount that would result in a distribution of cash to the limited partners of at least $9,000 per Unit. The following information is summarized from the Consent Solicitation. The Partnership hired a broker to approach privately about 30 potentially interested parties to solicit offers to purchase the Partnership property. This resulted in two non-binding offers, which are subject to due diligence, for $32.9 million and $33 million. Because of the age of the property's historic shell and the recent deterioration of the local rental market, the Operating General Partner (see "Appendix A" for definition) believed it was likely the offers would be reduced after due diligence investigations. In addition, because the rental market in Jersey City, New Jersey had declined since the solicitations were made, the broker had advised that a contingency should be made to allow for a likely reduction of the offering prices, and had suggested allowing for a reduction of approximately $1 million. The General Partner estimated that a sale of the property for $33 million, after payment of all debt and brokerage fees, and including distribution of the Partnership's cash on hand, would result in net proceeds to the Unit Holders of approximately $13,000 per Unit. The General Partner assumed the offers could be reduced after due diligence and estimated the final actual net sales proceeds would be in the range of $9,000 to $13,000 per Unit, including the cash available for a distribution then being contemplated. That distribution of approximately $1,325 per Unit was made in August 2003, therefore, the sales proceeds estimated above would be reduced by such amount, and increased by any subsequent net cash from operations.

     Since the Consent Solicitation, the Partnership has reported in filings with the Securities and Exchange Commission ("SEC"), including the Form 10-Q, that the Partnership has received additional indications of interest in its properties. The General Partner has commissioned a review by the Operating General Partner of the capital improvement needs of the properties and the preliminary report estimates $12 Million of capital needs over the next ten years. The General Partner has stated it intends to establish a 90-day period for interested parties to conduct due diligence and determine what, if any, firm proposal to make to the Partnership; however, no time frame has been announced regarding when such process might begin.

                          DETERMINATION OF OFFER PRICE

     In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership's limited partnership agreement (the "Partnership Agreement"), (ii) Annual Reports on Form 10-K, (iii) Quarterly Reports on Form 10-Q, and (iv) other reports filed with the Commission. The Purchaser determined the Offer price pursuant to its independent evaluation of the Partnership and its properties. The Purchaser did not obtain current independent valuations or appraisals of the assets.

     Purchaser is making a speculative offer based on the unique circumstances of the Partnership. Purchaser set its offer price by reviewing the prior offers of which Purchaser is aware and the Partnership's previous publicly stated estimates of the potential net proceeds of a sale of the Partnership's properties, and selecting a price that Purchaser believes is sufficiently higher than such prior offers and estimations to motivate Unit Holders to sell their Units. Purchaser has assumed that the calculations of potential distributions provided in the Consent Solicitation were accurate and has relied thereon.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser. The Purchaser is a California limited liability company that was formed on September 29, 2000. The principal office of the Purchaser is 155 North Lake Avenue, Suite 1000, Pasadena, CA 91101. The Manager of the Purchaser is Everest Properties II, LLC ("EPII") and it is the person that manages the Purchaser's affairs. For certain information concerning the directors and executive officers of EPII, see Schedule I to this Offer to Purchase.

     The Purchaser and EPII and their affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto. For certain selected unaudited financial information available with respect to the Purchaser, see Appendix B to this Offer to Purchase. The inclusion of this information is for informational purposes only and is not intended to imply that such information is material to a decision whether to sell, tender or hold the Units.

     General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership;
(ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since February 28, 2001, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since February 28, 2001 except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in
Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

     Prior Acquisitions of Units and Prior Contacts. The Purchaser does not own units of the Partnership. Affiliates of the Purchaser own Units, none of which were acquired in the last 60 days: Everest Management, LLC owns 31 Units (3.8%), and Millenium Management, LLC owns 66 Units (8.3%).

     In May 2003, EPII, the Purchaser's manager, contacted the General Partner to discuss the contents of the preliminary Consent Solicitation filed with the SEC. EPII requested further explanation of the potential distribution amounts that were described therein. The General Partner stated that its estimates assumed about $2 Million of costs associated with a transaction to sell the Partnership's property; that capital improvements budgeted at $1,100,000 had already been commenced; and that it expected the potential purchasers to reduce their offers by about $500,000 after completing due diligence.

     On July 14, 2003, Everest Financial, Inc., an affiliate of Purchaser, made a non-binding proposal to the General Partner to acquire all of the general and limited partnership interests in the Partnership pursuant to a merger. The proposal offered $13,500 per Unit in cash, and a cash amount for the general partner interest equal to the amount that would result from a property liquidation yielding a $13,500 per Unit liquidating distribution to Unit Holders. The proposal was made before the Partnership distributed $1,325 per Unit of cash to Unit Holders, so the proposed merger consideration contemplated that such cash would remain in the Partnership, which has not been the case. No substantive response to the proposal was received, although the General Partner advised EPII in August 2003 that the General Partner intended to establish a 90-day period for interested parties to conduct due diligence and determine what, if any, firm proposal to make to the Partnership.

     In January 2004, a representative of a member of the Purchaser toured the Partnership's properties with a real estate agent believed to be representing the Partnership.

     Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership.

     Source of Funds. Based on the Offer price of $13,000 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $4.2 Million. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to the Purchaser on demand.

                          FUTURE PLANS OF THE PURCHASER

     The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. The Purchaser is also seeking to hold enough Units to prevent any sale of the Partnership's assets at a price or on terms of which the Purchaser and its affiliates do not approve. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. However, the Purchaser currently has no plan to make additional tender offers for the Units. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

     If the Partnership establishes a due diligence or other process by which interested parties can make a proposal to acquire the Partnership or its properties, the Purchaser expects that it or an affiliate will participate in such process with the expectation of making a proposal. Such a proposal may be to renew the merger proposal previously made by Purchaser's affiliate, at the same or a different price, or may be a completely different proposal. The Purchaser and its affiliates will vote their Units in order to disapprove any transaction proposed by the Partnership that the Purchaser and its affiliates do not believe is adequate. Also, if the Purchaser and its affiliates are not satisfied with the General Partner's efforts or results in marketing the Partnership's properties after this Offer is concluded, the Purchaser and its affiliates may seek to remove the General Partner; however, the Purchaser and its affiliates do not have a plan or current intention to remove the General Partner.

     Other than as set forth above, the Purchaser currently does not intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not currently have plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

                              EFFECTS OF THE OFFER

     Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

     Limitations on Resales. The Partnership Agreement provides that the General Partner may refuse to recognize a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could result in a Tax Termination; in which case the Minimum Tender Condition could not be satisfied. In such event, Purchaser may elect to waive the Minimum Tender Condition and purchase the maximum number of Units it may purchase without causing a Tax Termination, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     Control Over Future Voting Decisions. Under the Partnership Agreement, limited partners are entitled to vote on a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and amendments to the Partnership Agreement. If the Purchaser purchases the 317 Units it is seeking pursuant to the Offer, the Purchaser and its affiliates will hold enough Units of the Partnership to control the outcome of any such votes. The Purchaser would also hold enough Units to remove and replace the
Partnership's general partner. The Purchaser will vote Units in its own interest, which may conflict with the interests or preferences of the other Unit Holders.

                       CERTAIN FEDERAL INCOME TAX MATTERS

     The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

     The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit Holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder's recognizing ordinary income with respect to the portion of the Unit Holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). If more than 317 Units are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

     A tendering Unit Holder will be allocated the Unit Holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

                              CERTAIN LEGAL MATTERS

     General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

     State Takeover Statutes. The Partnership was formed under the laws of the State of Delaware, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Employees of the Purchaser's manager, EPII, may solicit tenders of Units without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                     EVEREST INVESTORS 14, LLC

January 22, 2004

                                   SCHEDULE I


                               EXECUTIVE OFFICERS


     The business address of each executive officer and director of Everest Properties II, LLC is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of Everest Properties II, LLC ("EPII"), are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History

W. Robert Kohorst             President of EPII from 1996 - present.  President
                              and Director of Everest  Properties, Inc.  from
                              1994 - present.  President  and Director of KH
                              Financial,  Inc. from 1994 - present.

David I. Lesser               Executive  Vice  President  and Secretary of EPII
                              from 1996 - present.  Executive  Vice President of
                              Everest Properties, Inc. from 1995 - present.

Christopher K. Davis          Vice  President  and the General  Counsel of EPII
                              since 1998.  Senior Staff Counsel and then
                              Director of Corporate Legal of Pinkerton's, Inc.
                              from 1995 - 1998.

Peter J. Wilkinson            Vice  President and the Chief  Financial  Officer
                              of EPII since 1996.  Chief  Financial Officer and
                              Director of Everest Properties, Inc. since 1996.

                                   APPENDIX A

     The following information has been copied from the Partnership's Annual Report on Form 10-K for the year ended February 28, 2003 (the "Form 10-K") and Quarterly Report on Form 10-Q for the period ended November 30, 2003 (the "Form 10-Q"). Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in the Form 10-K or Form 10-Q or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

                                     PART I

Item 1. Business

     General Development of Business

     Registrant (also referred to as the "Partnership") is a limited partnership which was formed under the Delaware Revised Uniform Limited Partnership Act on October 15, 1987. The general partner of the Partnership is Wilder Richman Historic Corporation, a Delaware corporation (the "General Partner" or "WRHC").

     Registrant was organized to acquire all of the limited partnership interests in Dixon Mill Associates I (Phase One), Limited Partnership, Dixon Mill Associates II (Phase Two), Limited Partnership, and Dixon Mill Associates III (Phase Three), Limited Partnership, each of which is a New Jersey limited partnership (individually "Dixon Mill I," "Dixon Mill II" and "Dixon Mill III," respectively, and collectively the "Operating Partnerships"). Each Operating Partnership owns one phase ("Phase") of an aggregate 433-unit residential apartment complex (the "Complex") located in Jersey City, New Jersey, that consists of buildings designated as certified historic structures by the U.S. Department of the Interior. The Operating Partnerships have constructed, substantially rehabilitated and are operating the Complex. The rehabilitation of the Complex qualified for a rehabilitation tax credit in 1988, 1989 and 1990. The general partner of the Operating Partnerships is Dixon Venture Corp. (the "Operating General Partner"), which is not an affiliate of the Partnership or WRHC.

     Pursuant to the Partnership's prospectus dated May 13, 1988, (the "Prospectus"), the Partnership offered $19,280,000 of units of limited partnership interest in the Partnership (the "Units") at an offering price of $24,100 per Unit. The Units were registered under the Securities Act of 1933 pursuant to a Registration Statement on Form S-11 (Registration No. 33-19646).

     The closing of the offering of Units (the "Offering") occurred on July 15, 1988. At such closing, 800 Units were sold, representing $19,280,000 in gross proceeds. After payment of $674,800 of organization and offering expenses, $674,800 in an origination fee and $1,349,600 of selling commissions, the net proceeds available for investment were $16,580,800. Of such net proceeds, $16,388,000 was allocated to the investment in the Operating Partnerships, which included investments in guaranteed investment contracts. The remainder of $192,800 was designated as working capital to be used for operating expenses of the Partnership.

                                     PART II

Item 2. Properties

     The Complex consists of approximately 34 historic mill buildings built between 1847 and 1932, all of which are certified historic structures that have been converted and substantially rehabilitated into a 433 unit luxury apartment complex that has received financing exempt from Federal income taxation under Internal Revenue Code Section 103(b)(4)(A). As a consequence of this tax exempt financing, the Operating Partnerships are required to rent at least 15% of the dwelling units ("D.U.'s") in the Complex to individuals or families of low or moderate income as determined under such Code Section, currently based on their income not exceeding 80% of the median income for the area as determined by the United States Department of Housing and Urban Development ("HUD"). These income limits are subject to increases pursuant to HUD guidelines. In the Complex, 68 studio and efficiency D.U.'s and 17 one-bedroom D.U.'s are set aside for rental to low or moderate income persons. There are no rent ceilings on those D.U.'s set aside for low or moderate income persons. Because such tax exempt financing consists of bonds sold in 1985, the 80% of median income limit is not required to be adjusted based on family size as would be required under the Tax Reform Act of 1986.

     The Complex is located on a 4-acre site in Jersey City, New Jersey. In addition, one new five-story building, approximately 20 feet by 50 feet, was built on the site. The Complex is located in the Dixon Crucible Redevelopment Area, an area so designated pursuant to a redevelopment plan adopted in September 1983 by ordinance of the City of Jersey City. The actual development entails three Phases with each Phase owned by a separate New Jersey limited partnership, respectively Dixon Mill I, Dixon Mill II and Dixon Mill III. Phase I consists of seven industrial buildings which have been rehabilitated to provide 134 D.U.'s, 55 underground and 77 surface parking spaces and approximately 1,550 square feet of commercial space. Phase II consists of 11 industrial buildings which have been rehabilitated to provide 191 D.U.'s and 62 underground and 124 surface parking spaces. Phase III consists of four industrial buildings which have been rehabilitated to provide 108 D.U.'s, 35 underground and 73 surface parking spaces and approximately 2,230 square feet of commercial space.

     The Complex features gardens, elevated walkways and brick paved walkways. The Complex also has its own electronic security system and a free shuttle service to the Grove Street PATH station is being provided. In addition, the residents of the Complex have access to a private fitness facility. The Complex's commercial space is designated for retail stores and/or professional offices.

     As of December 31, 2001 and 2000, the occupancy and rental rates were as follows:

                           December 31, 2002           December 31, 2001

Occupancy Rate                       98%                        98%
Monthly Rental Rates:
Studio                      $  609 - $1,095            $  628 - $1,117
One-Bedroom                 $  730 - $1,752            $  730 - $1,807
Two-Bedroom                 $1,213 - $2,284            $1,365 - $2,284
Three-Bedroom               $1,870 - $2,073            $1,928 - $2,647



     The rental rates reflect significant ranges because the apartments vary as to size and floor plans (i.e., square footage, duplex, triplex, penthouse) and due to the low-moderate tenant income restrictions for 15% to 20% of the D.U.'s resulting from the tax-exempt financing described above.



                             Selected Financial Data

The following  selected  financial data has been copied or derived from the Form
10-K and Form 10-Q and should be read in conjunction with the financial statements and the related notes set forth in such reports:

Partnership

                                  Year End                  Nine Months Ended
                       ---------------------------------- ----------------------
                         February    February   February    November    November
                         28, 2003    28, 2002   29, 2001    30, 2003   30, 2002
                       ----------- ----------- ----------- ---------- ----------
                                   (restated)  (restated)             (restated)

Total revenues
   (Interest income)     $ 2,115     $ 4,674    $ 11,890        $853    $ 1,762

Equity in income (loss)
   of investment in
   Operating
   Partnerships         $851,780   $ 386,617    $ 36,081(b) $322,502  $ 965,134

Net income (loss)       $695,620   $ 342,738     $ 9,371    $196,467  $ 932,204

Net income (loss) per
   unit of limited
   partnership interest    $ 861       $ 424        $ 12    $ 243.10 $ 1,153.49

At year end:
   Total assets       $2,571,508  $1,753,515  $1,404,776

------------------

(b) Includes extraordinary loss of $115,942 in connection with refinancing of mortgages of Operating Partnerships. See Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                         November 30, 2003    February 28, 2003

Cash and cash equivalents.............        $71,529              $85,169

Investments in operating partnerships
and other assets......................      1,569,661            2,486,339
                                            ---------            ---------

                                            1,641,190            2,571,508

Liabilities...........................        302,450              358,355

Partners' equity (deficit)............     $1,338,740           $2,213,153



Combined Operating Partnerships

The combined balance sheets of the Operating Partnerships as of September 30, 2003 and December 31, 2002 and the combined statements of earnings of the Operating Partnerships for the nine months ended September 30, 2003 (unaudited) and 2002 are as follows:


                                         September 30,       December 31,
                                             2003               2002

ASSETS

Land, buildings and equipment,
   less accumulated depreciation.        $36,734,393         $37,873,624

Cash and cash equivalents........          6,729,686           7,176,990

Deferred costs, deposits and other
assets...........................          3,873,046           3,321,944
                                         -----------         -----------

                                          47,337,125          48,372,558

LIABILITIES

Mortgages payable................         28,600,000          28,600,000

Other liabilities................          2,587,743           2,709,756
                                         -----------         -----------

                                          31,187,743          31,309,756

Partners' equity (deficit)                16,149,382          17,062,802
                                          ----------          ----------

                                         $47,337,125         $48,372,558


                                        9 Months ended        Year ended
                                         September 30,       December 31,
                                             2003                2002

Revenue
                                         $5,204,564          $7,187,352
   Rents.........................                 -              52,049
                                         ----------          ----------
   Interest......................
                                          5,204,564           7,239,401

Expenses
   Administrative................           614,878           1,327,299
   Operating.....................         2,461,463           2,676,074
   Management fees...............           232,292             297,684
   Interest......................           408,665             423,231
   Depreciation and amortization.         1,161,506           1,548,674
                                          ---------           ---------
                                          4,878,804           6,272,962
                                          ---------           ---------

Net income.......................         $ 325,760           $ 966,439
                                          =========           =========



                                   APPENDIX B


                            EVEREST INVESTORS 14, LLC
                                 Balance Sheets
                                  (unaudited)*


                                            November 30,     December 31,
                                                2003             2002
                                            ------------     -----------

TOTAL ASSETS............................      $473,996         $508,269
                                              ========         ========

LIABILITIES & EQUITY
      Liabilities.......................             -          106,000
      Members Capital...................       492,269          440,575
      Retained Earnings.................       (18,273)         (38,306)
                                              --------         --------

TOTAL LIABILITIES & EQUITY..............      $473,996         $508,269
                                              ========         ========



                           Profit and Loss Statements
                                  (unaudited)*


                                         Eleven Months Ended       Year Ended
                                              November 30,        December 31,
                                                 2003                 2002
                                             ------------          -----------

Ordinary income.........................      $      -             $      -
Ordinary expense........................        18,273               34,691
                                                ------               ------
                                               (18,273)             (34,691)

Net other income (loss).................             -               (3,615)

Net income (loss).......................      ($18,273)            ($38,306)
                                               --------             --------


* The Purchaser's business consists solely of making and holding investments for its own account in limited partnership interests. Audited financial statements are not prepared and would not be obtainable without unreasonable cost or expense.

     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

     Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser's expense.



January 22, 2004                                 EVEREST INVESTORS 14, LLC




                           Everest Properties II, LLC
                                    (Manager)
                              155 North Lake Avenue
                                   Suite 1000
                           Pasadena, California 91101


                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929